Exhibit 99.1

BMO Statement Against Modern Slavery and Human Trafficking

BMO Financial Group (BMO) (we, us, our) is committed to respecting human rights and stands against all forms of modern slavery (a term that includes forced labour, child labour and human trafficking). This Statement is issued pursuant to section 54 of the United Kingdom Modern Slavery Act 2015 (the UK Act), Part 2 of the Australian Modern Slavery Act 2018 (the Australian Act) and Section 11 of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Canadian Act1) for the financial year ending 31st October 2023. This is a consolidated Statement of BMO and BMO Capital Markets Limited (ARBN 110 552 513), which is subject to the reporting requirements under the (a) the UK Act, (b) the Australian Act, and (c) the Canadian Act by virtue of its consolidated revenue, that meets the statutory threshold and its operations in Australia via its representative office in Melbourne.

This Statement describes elements of our human rights program for our 2023 fiscal year, which continues to evolve and incorporate global best practices like those embodied by the United Nations Guiding Principles on Business and Human Rights (UNGPs). More information about our approach to human rights and sustainability is found in our Statement on Human Rights (our-impact.bmo.com/ our-approach/statement-on-current-issues/) and our 2023 Sustainability Report and Public Accountability Statement available at https://our-impact.bmo.com/reports/.

1.	Our structure, business, and supply chains

BMO is a highly diversified financial services provider headquartered in North America with approximately 55,767 employees. BMO is driven by a single purpose: to Boldly Grow the Good in business and life. To this end, by 2025, BMO has committed to mobilize CAD$300 billion for sustainable finance, which includes increasing support for small businesses and women entrepreneurs, and reducing barriers to inclusion.

BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 13 million customers. We operate primarily in Canada and the United States and also have operations in the United Kingdom (UK), Europe, the Caribbean, Asia and Australia.

BMO Capital Markets offers a complete range of financial products and services to corporate, institutional and government clients. BMO Capital Markets has approximately 2,700 professionals in 35 locations around the world. Its lines of business include Investment and Corporate Banking and Global Markets. BMO Capital Markets operates in continental Europe through Bank of Montreal Europe PLC; in the UK through the London branch of BMO and BMO Capital Markets Limited (our UK broker-dealer and direct subsidiary of BMO). BMO Capital Markets Limited also carries on business in Australia through a representative office located in Melbourne, providing both investment banking and securities lending services to wholesale clients.

UK Operations

The BMO Capital Markets London Office provides both Investment & Corporate Banking and Global Markets services. It employs approximately 344 full time, contingent and part time staff covering both client-facing banking roles and corporate support roles (including finance, operations, HR, legal, risk management and compliance). The UK offices are located at: 6th Floor, 100 Liverpool Street, London, EC2M 2AT.

Australian Operations

The Australian Office consists of 8 full time banking staff split between Investment Banking and Securities Lending services, as well as onefulltimeITsupport staff. Allstaff earn abovethe statutory minimum wage. We conduct an annual benchmarking exercise to help ensure employee pay remains competitive to the market. The Australian Offices are located at: 140 William Street, Level 33, Melbourne, VIC, 3000, Australia.

“Third-Parties” or “Suppliers” are defined as any entity with whom BMO enters, or has entered, into a commitment with to provide products and/or services to BMO and/or its customers. BMO and its subsidiaries engage with a diverse range of Third-Parties (and the use of subcontractors through Third-Parties) who provide products and/or services, including those relating to business activities that BMO outsources / offshores as part of its own service delivery and offerings to its customers. Services include but are not limited to: human resources, advertising and marketing, information technology, business operations, and real estate. To a lesser extent, we engage with Suppliers that may employ workers who provide cleaning, catering, travel, hospitality and call centre services.

In 2023, we purchased goods and services in North America with a total cost of approximately CAD$8.7 billion from approximately 9,300 Suppliers. Of that amount, approximately CAD$5.1 billion was spent through our Canadian operations and CAD$3.7 billion was spent through our U.S. operations. Through our operations in EMEA, we purchased goods and services with a total cost of approximately £44,300,907. Our Melbourne office relies on the provision of goods and services from a number of internal and external Suppliers, including, but not limited to cleaning, telecommunications, payroll and financial and regulatory reporting. External Suppliers are predominately engaged by BMO at a global level, but our Melbourne office also has a number of its own Suppliers which do not contract with any of our other global entities. These include administrative services such as courier, catering, telecommunications, maintenance, newspaper subscriptions, document destruction, office supplies and electricity providers.

2.	Modern slavery risks in our operations and supply chains

The nature of our business means that the majority of our workforce consists of skilled and experienced individuals. There are modern slavery risks associated with having operations in countries

[1]	For the purposes of the Canadian Act, the term BMO includes all subsidiaries and controlled entities required to report under the Canadian Act.

BMO Financial Group 2023 Statement on Modern Slavery and Human Trafficking 1

ranked by the Global Slavery Index as having an increased prevalence of modern slavery. However, we consider the overall risk that our business and supply chains have caused or contributed to modern slavery to be low, having regard to our skilled workforce and our robust global policies and procedures.

However, there remains a risk that our operations may be indirectly linked to modern slavery as a result of our business activities. Other risks of modern slavery may exist in the outer tiers of the supply chain supporting the provision of certain product categories, such as the conflict minerals used in technology hardware and electronics; timber and steel used in the production of office furniture; and textiles used in uniforms. In addition, there are potential risks of modern slavery such as debt bondage and deceptive recruiting for sub-contracted labour which supports services provided by Third-Party vendors such as cleaning, property maintenance, security, food services, transport, courier services and accommodation. The risk of modern slavery in these industries may be intensified in countries with a higher prevalence of modern slavery.

3.	Actions taken to assess and address modern slavery risks

BMO and its subsidiaries adopt the same policies and processes in all locations, and therefore we have provided a single, consolidated description of actions taken to assess and address modern slavery risks in this Part 3.

a.	Our standards, policies, and codes of conduct relating to modern slavery and human trafficking

Our Corporate Policies and Standards apply globally (and BMO subsidiaries are required to comply with them to the extent they are applicable to their business operations) and outline frameworks and objectives to appropriately identify, assess, manage, monitor and report significant risks. Our Corporate Policy and Standard development process is initiated with an assessment that identifies the principles with which the Board and/or senior management provide oversight over material risks and risk management frameworks. BMO requires Policies and Standards to be assessed at least every two years and updated as necessary. Internal stakeholders provide input during the policy development and update process, as well as when developing supporting documents such as guidelines and directives. BMO’s Human Resources Management Corporate Policy and our recruitment and diversity, equity and inclusion guidelines, reflect our commitment to ensure that all policies, procedures, programs and practices comply with regulatory and legal requirements in the jurisdictions that we operate in, and formalize our commitment to non-discrimination and equality of opportunity.

BMO’s Environmental and Social (E&S) Risk Corporate Policy came into effect in May 2022. The E&S Risk Corporate Policy serves as the foundation for BMO’s integration of E&S Risk considerations into its existing Enterprise-wide Risk Management Framework. The E&S Risk Corporate Policy defines E&S Risk with reference to multiple factors that may give rise to E&S Risk, including, for instance: Human Rights; Diversity, Equity, and Inclusion; and Labour Standards. As part of our multi-year journey to implement this Corporate Policy, we are working toward adding these and other E&S factors to our Risk

Taxonomy for F24 and have initiated risk identification work to define these factors, with a focus on their potential transverse impacts across our existing material risk types, including but not limited to, Operational Non-Financial Risk. The E&S Risk Policy applies to all employees of BMO and its subsidiaries globally. All employees, through their individual roles and responsibilities, contribute to effective management of E&S Risk.

BMO’s Code of Conduct (Code) (bmo.com/CodeofConduct) is our guide for ethical conduct and responsible decision making. It applies to the Board of Directors, and the Board of Directors for each of BMO’s subsidiaries and all employees. Based on our values of integrity, empathy, diversity, and responsibility, the Code requires us to consider the impact of our business decisions on our stakeholders and the communities where we do business. It encourages us to speak up and do what’s right, even when we face difficult choices.

Our Supplier Code of Conduct (Supplier Code) (bmo.com/ SupplierCodeofConduct) outlines the principles that we expect our Suppliers to support: integrity, fair dealing and sustainability. Suppliers must abide by applicable employment standards, labour (including forced labour and child labour), non-discrimination and human rights legislation. In jurisdictions where employment standards and laws do not address discrimination or human rights, we expect Suppliers to adopt policies and codes of conduct that consider the UNGPs as endorsed by the UN Human Rights Council, and to convey these expectations to their own suppliers. Suppliers must not tolerate slavery, servitude, forced or compulsory labour, human trafficking or child labour in their business or supply chain. Harassing conduct – intentional or not – should be prohibited in their workplaces. Suppliers must comply with workers’ right to join a trade union, or to have recognized employee representation under local law and follow the applicable wage and hour laws and regulations in the jurisdictions in which they operate. BMO’s procurement agreement templates at all risk levels include a model clause that states that the Supplier is aware, understands, and will comply with the principles of BMO’s Supplier Code. At higher levels of risk, more bespoke contractual provisions may be used, depending on the context.

BMO has an established Anti-Money Laundering (AML) Program comprised of policies, procedures, and risk assessments on AML, anti-terrorist financing, and sanctions measures. The AML Program is designed to prevent the use of BMO’s financial products and services for the purpose of money laundering, terrorist financing or sanctioned activity. Among other risks, the AML Program seeks to identify the risks associated with human trafficking and modern slavery.

Our Third-Party Risk Management (TPRM) Directive and corresponding TPRM Program outline our framework of structures, systems, processes and controls, which we use to engage and manage risks associated with Third Parties throughout the Third-Party Lifecycle. This is the overarching program BMO uses for TPRM which relies on our line of business supplier managers to reasonably ensure our suppliers are adhering to the Supplier Code of Conduct. To ensure a consistent approach across groups, an in-depth TPRM

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Operating Handbook that is supported with a training program open to everyone within the organization with a key focus on Supplier Manager and our Risk Stakeholders as well as an over-arching Procurement Directive which includes guidance on Sustainable Procurement expectations aligned with the Supplier Code of Conduct.

b.	Risk Assessment and Management

Employees

We comply with applicable employment standards and human rights legislation in the jurisdictions in which BMO operates. Our hiring and recruitment procedures comply with applicable legislation to ensure a fair and equitable approach to hiring.

We respect and promote diversity, equality and human rights in our workforce. In particular:

•	we recognize gender equality as a fundamental human right;
•	support the right to freedom of association and collective bargaining (see BMO Statement on Freedom of Association and Collective Bargaining - our-impact.bmo.com/our-approach/ statement-on-current-issues/);
•	stand against modern slavery; and
•	stand against discrimination in all parts of the employment life cycle, including discrimination on the grounds of ethnicity, race, disability, gender, identity or sexual orientation.

Moreover, we are committed to providing equitable access to opportunities and enabling growth for groups who have historically encountered systemic social and economic barriers to inclusion.

We are committed to workplace diversity and inclusion, which is one of our core corporate values. We strive to create an environment where all our people can succeed, supporting individual needs by:

•	providing employees with disabilities with workplace accommodations, technical devices or additional support to succeed at work; and
•	making available the tools and resources to assist every employee to contribute to their full potential.

To support our commitment to diversity, equity and inclusion, BMO has operating procedures that aim to create a safe and inclusive workplace for all. These include, but are not limited to, programs regarding health and safety, anti-harassment, bullying and victimisation at work, resolution programs and grievance procedures, workplace violence, employee protection plans, drug-free workplace programs, drug and alcohol guidelines, and flexible work arrangements. We also have a Speak Up! whistleblower reporting service (see further details in part c below) for anyone inside or outside of BMO to report suspected misconduct about BMO or one of our service providers. BMO does not tolerate retaliation against anyone who speaks up to report suspected misconduct.

Third-Parties

The TPRM framework defines how the enterprise governs, identifies, measures, mitigates, monitors, and reports Third-Party risks.

If we or one of our Third Parties recognizes a potential gap or weakness in their control environment, or if they identify a risk that they are unable to mitigate or manage, we will work with them to assess the impact and determine a solution.

We have incorporated supplier diversity and inclusion into BMO’s procurement practices allowing for more opportunities for diverse Suppliers.

We are continuously working to address the risk of modern slavery/or child labour and human trafficking in our supply chain, and address broader supply chain diversification, including due diligence on human rights matters. We are leveraging tools and developing processes to integrate identification, management and mitigation of supply chain-related environmental, social and governance risks into our TPRM Program. BMO’s Sustainability and Procurement teams are collaborating to spearhead these efforts.

Customers

As a financial services provider with customers in multiple jurisdictions, we recognize the risks associated with transactions that may be related to modern slavery and human trafficking. To address these risks, we have incorporated specific processes into our AML Program to identify risks of human trafficking and modern slavery.

Risks are evaluated on various factors, including customer type, geography, industries and product. High-risk customers are subject to enhanced due diligence as per our AML Program.

Our AML Program seeks to identify and verify customer information, monitor customer transactions for unusual activity, and report suspicious activity to the relevant authorities in an effort to identify criminal activities, including threats associated with human trafficking, that may be linked to money laundering, terrorist financing, or financial or trade sanctions.

BMO’s AML Program also participates in Project Protect, a FINTRAC initiative, which aims to raise awareness of trends that may demonstrate transactional activity consistent with human trafficking. In 2019, BMO joined a coalition of twelve leading banks and six survivor organizations to launch Finance Against Slavery and Trafficking (FAST) at the United Nations General Assembly. FAST aims to provide financial institutions, service providers, regulators, government agencies and other stakeholders around the world with a framework to match identified survivors to basic financial services. Additionally, BMO participates in Project Recover, an initiative with Victim Services Toronto that supports survivors of human trafficking by working with Canadian creditors to remove coercive debt from the victim’s name. Through relationships with external stakeholders, BMO has assisted in account openings for survivors of human trafficking and helped counsel them through their financial services needs.

As a signatory to the Equator Principles, BMO Capital Markets has committed to assessing and managing the environmental and social risks associated with all lending transactions that are within the scope of those principles. Meeting this commitment involves considering human rights matters related to any such transactions,

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including the health and safety of communities, Indigenous rights, workers’ rights and community relations. The number of reviewed Equator Principles transactions for 2023 is reported in BMO’s Sustainability Report (our-impact.bmo.com/reports/).

c.	Mechanisms to Report Concerns and Complaints

We provide multiple channels to report any Code, legal or regulatory violations, including our Speak Up! Service (www.bmo.com/main/about-bmo/corporate-governance/bmo-whistleblower-hotline/) – an anonymous whistleblower reporting service that is available to anyone inside or outside BMO in multiple languages, 24 hours per day, every day of the year. For employees, there are also internal tools (e.g., procedural documents, job aids) that set out the process, accountabilities and contact details for the various reporting channels, as well as BMO’s commitment to protecting employees against retaliation.

Stakeholders can also contact BMO to discuss their concerns through a variety of channels: the CEO’s office, Investor Relations (IR), Sustainability, Ethics, Corporate Secretary, and BMO’s Client Contact Centre. BMO Harris also has an online support tool and “Contact us” form.

d.	Measures Taken to Remediate any Forced Labour or Child Labour

In our 2023 fiscal year, BMO did not surface any occurrences of forced labour or child labour in BMO’s business or BMO’s supply chains. Consequently, BMO did not take any measures to remediate any adverse impacts of forced labour or child labour nor did it take any measures to remediate the loss of income to families that potentially could have resulted from any measure taken to eliminate the use of forced labour or child labour in BMO’s business and BMO’s supply chains.

e.	Training and Awareness

All BMO employees must complete our Ethics, Legal and Compliance Training program on a regular basis. This mandatory training includes courses on BMO’s Code of Conduct, anti-money laundering, and anti-corruption, among others. The rate of completion of such training and completed hours of training are tracked and reported in BMO’s Sustainability Report. BMO also makes available a stand-alone e-learning course on human trafficking and the associated red flags. BMO has also established ongoing staff training on human trafficking patterns.

Additional and specialized training is provided to employees who manage and oversee Third Parties within BMO.

4.	Assessing the effectiveness of our actions

As noted in our Statement on Human Rights, we commit to tracking progress and performance, and providing best-in-class transparency and disclosure. Responsibility for human rights is shared across BMO. We will seek to assess the effectiveness of our actions over the course of the next reporting period by tracking the progress of the following goals:

•	Continuing work on the implementation of a Supplier screening and enhanced due diligence process for major Suppliers on environmental and social risk, including on the topic of human rights, forced and/or child labour and modern slavery;
•	Ongoing monitoring of reports received relating to modern slavery claims made via our reporting channels, including our continued leadership of Project Protect (see further details in part b above); and
•	Collaborating with industry peers and external stakeholders to develop best practice mechanisms to remedy adverse human rights impacts, including through procurement focused working groups and industry associations like the Equator Principles and a Financial Services Industry Sustainable Procurement roundtable.

5.	Other information

BMO regularly engages with non-governmental organizations and community groups on various sustainability topics, including potential human rights matters. External stakeholders may also engage with BMO through feedback channels including at sustainability@bmo.com.

6.	Process of consultation and approval

Various business lines and functions within BMO are consulted to update this joint Statement on an annual basis, including: Legal & Regulatory Compliance, Procurement, Sustainability, Human Resources, Financial Crimes Risk Management, Third-Party Risk Management and Enterprise Risk and Portfolio Management (ERPM). These groups have global mandates, which includes the subsidiaries to which this Statement applies. Accordingly, these internal stakeholders provided input in relation to BMO and its wholly owned or controlled subsidiaries.

The Statement is approved by Directors of the BMO Board on its own behalf and on behalf of all subsidiaries of the reporting requirement of the Canadian Act, and is approved by all Boards of the subsidiaries subject to the reporting requirements of the Australian Act and UK Act.

This Statement was approved by the Board of Directors of BMO Capital Markets Limited.

/s/ William Smith
NAME: William Smith
TITLE: Chief Executive, BMO Capital Markets Limited
Dated: December 5, 2023

This Statement was approved by the Board of Directors of Bank of Montreal by its Audit and Conduct Review Committee. In accordance with the requirements of the Canadian Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in this Statement for Bank of Montreal. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in this Statement is true, accurate and complete in all material respects for the purposes of the Canadian Act, for the financial year ending October 31, 2023.

/s/ Jan Babiak – I have authority to bind Bank of Montreal
NAME: Jan Babiak
TITLE: Director
Dated: November 30, 2023

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